SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001-65
Companies Registrar 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1.356 - 1ºandar , São Paulo-SP

RELEVANT NOTICE - CLARIFICATION

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino, 1.356 - 1º andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.786/0001-65, publicly announces, in response to the Ofício/CVM/SEP/GEA-2/N262/2004, the following relevant notice:

As announced through Relevant Notices dated June 27, 2004, and June 30, 2004, the Company will issue up to 1,825,021,996 shares, taking into consideration both the agreement signed by Globo Comunicações e Participações S.A. (“Globopar”) to sell its interest in NET to Teléfonos de México, S.A. de C.V. (“Telmex”) (“Purchase Agreement”) and the restructuring plan agreed to by the Company and the Creditors Committee (“Plan”).

The proportion of voting shares and non-voting shares depends on the option chosen by the Company. In the case of issuance in the scope of the Purchase Agreement, this proportion will follow the current capital structure, approximately 41% of voting shares and 59% of non-voting shares, which represents the issuance of up to 745,147,153 voting shares and 1,079,874,843 non-voting shares. If the Purchase Agreement is not signed under the expected conditions and this issuance is according to the Plan, the proportion will be 25% voting shares and 75% non-voting shares, which will represent issuance of up to 456,255,490 voting shares and 1,368,766,497 non-voting shares..

In the scope of the Plan, the issue price to creditors will be of R$ 0.35 per voting and non-voting shares. At this price, the creditors offered a firm guarantee to subscribe the shares by converting their credits.

According to the Purchase Agreement, Globopar will guarantee the subscription of voting shares at R$ 0.35 per share. For the non-voting shares, Telmex offered an subscription firm commitment at a minimum price of R$ 0.35 per share.

In both cases, a public offering will be accomplished. For the non-voting shares, the issuance price can be higher than R$ 0.35 per share, as it will be established by a book building process.

The R$ 0.35 per share price was established through a valuation conducted by the Company and its financial advisors, taking into consideration, mainly, the Company’s economic value from the profitability perspective, according to subparagraph I of paragraph 1st of article 170 of the Law 6404/76, and was validated by its creditors. This price of R$ 0.35 was established in the scope of the Company capital restructuring plan, such being an essential condition to the completion of the restructuring plan, as well as to an investment by Telmex.

Both negotiations still currently taking place and therefore remain subject to change. As these changes occur, depending on their nature and relevance they will be properly disclosed to the market.

The Company maintains an Investor Relations Area available to give any information to the market, at the phone (55 11) 5186-2785 or e-mail ri@netservicos.com.br. In addition, our website (www.rinetservicos.com.br) provides all information released to the market.

São Paulo, July 16, 2004.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.